Dynamic Shares Trust

401 W. Superior St.

Chicago, IL 60654

May 23, 2024

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Dynamic Shares Trust
(the “Registrant”)

Ladies and Gentlemen:

The undersigned, Dynamic Shares Trust (the “Registrant”), pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully requests that the Commission grant acceleration of the effectiveness of Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-277681), filed on May 16, 2024, so that the same may become effective at 5:00 p.m. Eastern Time on May 28, 2024 or as soon thereafter as practicable.

[The remainder of this page is intentionally left blank]

Dynamic Shares LLC,
Sponsor of the Dynamic Shares Trust

By:	/s/ Weixuan Zhang
Name:	Weixuan Zhang
Title:	Chief Executive Officer